

First Semester 2008 Results Performance Evaluation

As of June 30th, 2008

"AAA-" Sólidamente a su lado!

BANCO DE GUAYAQUIL
MULTIBANCO

INDEX

PERFORMANCE RESULTS

- At 1st semester Banco de Guayaquil increased its gross profits by 40,71% compared to the first semester of the previous year
- Its liquidity levels increased to 40,21% over total short term deposits
- Its capital ratio (13,20%) is 4,2% basis points higher than the one required by law (9%)

->These results have allowed us to maintain the risk AAA- rating. Banco de Guayaquil stock traded at $4.00 and is the most traded stock at Guayaquil Stock Exchange.

SOCIO ECONOMIC ENVIRONMENT

MACROECONOMIC INDICATORS

- According to the Central Bank of Ecuador forecasts for the year 2008 indicate that the Gross Domestic Product will reach a rate of 4.25%

- For the year 2008, it is expected an average annual inflation between 3.43% and 3.93%.

  In May* 2008 the monthly inflation was 1.05%.

  Annual inflation stood at 9.29% and 6.28% in the accumulated.

- In June 2008, the financial sector credit portfolio presents an annual variation of 13.46% (USD 1.305 MM) compared to June 2007.

  The deposits for the public registered an annual variation (USD 2.718 MM) compared to June 2007.

- The profits before provisions (EBITDA) until June 2008 show that large banks are becoming much more profitable than medium and small banks. The big banks now keep 89.79% of total revenue system compared with 87.57% in the same period last year.

- The dollar depreciation, although that is helping exports expansion, since the products are becoming increasingly attractive.

*Information until May 2008

MACROECONOMIC INDICATORS

As of June 30th, 2008	
Inflation (12 months)	9.69%
Non Restricted International Monetary Reserve (Millions)	US$ 6.103
Active Interest Rate	9.59%
Pasive Interest Rate	5.45%
BCE Basic Rate	1.10%
Unemployment Rate*	7.06%
EMBI	596 pbs.

BANCO DE GUAYAQUIL

Banco de Guayaquil results showed the directors' commitment and dedication, complemented with the rest of the functionaries' efforts, in persecuting and completing the assigned goals. These results position the Bank as Ecuador's second largest bank measured by the amount of assets, and at the same time consolidates its status as one of the most solid institutions of the financial system.

- The accumulated profit as of June30th 2008 is US$ 27.4M, which compared to the US$ 19.5M obtained during the same period in the year 2008, represents a 40,71% growth.
- The profitability ratios have also showed positive results, obtaining at the end of the second trimester of 2008 a ROE of 41,56% meanwhile the ROE for the same period in 2007 was 33,37%. The ROA also showed a positive behavior increasing from 2,27% in June 2007 to 2,75% in June 2008.
- At the end of the second trimester of 2008 the Bank's Assets plus net Contingents reached US$ 2.206,1 M which represents a 13,30% market share, of the total assets. From these, the most important is the loan portfolio which includes loans plus net contingents, that reached US$ 1.099,3M, and registered a 18,97% growth rate compared to 2007.

PERFORMANCE EVALUATION

ASSETS + CONTINGENTS

Assets + Contingents of the top 10 banks and the Financial System.

ASSETS + CONTINGENTS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	4,271,307	25.76%	1
GUAYAQUIL	2,206,095	13.30%	2
PACIFICO	1,870,020	11.28%	3
PRODUBANCO	1,769,319	10.67%	4
BOLIVARIANO	1,324,696	8.16%	5
INTERNACIONAL	1,322,123	8.14%	6
AUSTRO	591,468	3.60%	7
M.M. JARAMILLO ARTEAGA	423,036	2.59%	8
MACHALA	345,489	2.15%	9
SOLIDARIO	327,841	1.94%	10
TOP 10	**14,523,745**	**87.58%**	
FINANCIAL SYSTEM	**16,582,584**	**100.00%**	

Banco de Guayaquil's Total Assets plus net Contingents as of June 30st 2008 increased to US$2.206.095M, which compared to the figure at June 30st 2007 (US$1.866.653M) represents an 18,18% growth rate.

ASSETS + CONTINGENTS

Total Assets + Contingents evolution since June 2007:

EVOLUTION

(thousands of dollars)


2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
1,866,653
2,104,302
2,206,095
JUN.07
DEC.07
JUN.08

LIQUIDITY

The financial system's liquidity index increased to 36,92%.

LIQUIDITY RATIO

As June 30th, 2008

BANKS	RATIO	RANKING
BOLIVARIANO	48.15%	1
PRODUBANCO	44.46%	2
GUAYAQUIL	40.21%	3
SOLIDARIO	38.74%	4
PACIFICO	36.56%	5
PICHINCHA	35.16%	6
INTERNACIONAL	34.47%	7
MACHALA	32.79%	8
M.M. JARAMILLO ARTEAGA	28.64%	9
AUSTRO	26.76%	10
TOP 10	**37.63%**	
FINANCIAL SYSTEM	**36.92%**	

The liquidity is represented by the total funds available (US$563.866M) divided by the total short term deposits (US$1,402M). At June 2008, Banco de Guayaquil reached a 40,21% liquidity ratio, the third best index of the financial system.

LIQUIDITY

AVAILABLE FUNDS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1,026,212	26.07%	1
GUAYAQUIL	563,866	14.33%	2
PRODUBANCO	480,560	12.21%	3
PACIFICO	461,344	11.72%	4
BOLIVARIANO	417,395	10.61%	6
INTERNACIONAL	309,536	7.86%	5
AUSTRO	122,987	3.12%	7
MACHALA	85,517	2.17%	8
M.M. JARAMILLO ARTEAGA	82,415	2.09%	9
SOLIDARIO	38,537	0.98%	10
TOP 10	**3,588,369**	**91.17%**	
FINANCIAL SYSTEM	**3,935,722**	**100.00%**	

Structural Liquidity Ratio:

The “structural liquidity” ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio for Banco de Guayaquil at June 2008 is 14.33%

INVESTMENTS

The Investment portfolio includes fixed and high liquidity financial assets, which are negotiated in local and international markets.

The next table presents the portfolio structure by origin (local or international)

INVESTMENTS PORTFOLIO

As June 30th, 2008

ORIGIN	THOUSANDS OF DOLLARS	% SHARE
INTERNACIONAL	338,624	88.82%
LOCAL	42,606	11.18%
TOTAL	**381,230**	**100.00%**

At the end of June 2008, Banco de Guayaquil has 88,82% of its portfolio on international financial assets

INVESTMENTS

The table presents the portfolio structure by risk rating recommended by international firms such as Moody's and Standard & Poor's.

INVESTMENTS RISK RATING

As June 30th, 2008

RATING	INTERNACIONAL	LOCAL	TOTAL	% SHARE
AAA	213,740	7,462	221,202	58.02%
AA	124,884	13,686	138,570	36.35%
A	-	2,583	2,583	0.68%
OTHERS	-	18,876	18,876	4.95%
TOTAL	**338,624**	**42,606**	**381,230**	**100.00%**

At the end of June 2008, Banco de Guayaquil has 94,37% of the total portfolio represents financial assets graded AAA and AA on international market.

INVESTMENTS

INVESTMENTS

As June 30th, 2008

BANKS	USD (thousands)	RATIO	RANKING
PACIFICO	425,189	20.90%	1
GUAYAQUIL	336,980	16.56%	2
PRODUBANCO	309,191	15.20%	3
PICHINCHA	237,765	11.69%	4
BOLIVARIANO	157,025	7.72%	5
INTERNACIONAL	116,968	5.75%	6
AUSTRO	51,574	2.53%	7
MACHALA	40,132	1.97%	8
M.M. JARAMILLO ARTEAGA	31,584	1.55%	9
SOLIDARIO	6,153	0.30%	10
TOP 10	**1,712,561**	**84.16%**	
FINANCIAL SYSTEM	**2,034,770**	**100.00%**	

The table presents Net Investments of country's Top 10 banks

EVOLUTION

(thousands of dollars)


450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
358,568
407,164
336,980
13.55%
-17.24%
JUN.07
DEC.07
JUN.08

The table presents the investment portfolio's evolution since June 2007

LOAN PORTFOLIO

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US$1.099.258M on June 2008. At June 2007, Banco de Guayaquil recorded US$924.003M, which represents a 18,97% growth rate.

The next table presents the top 10 banks' loans volume and their market share:

LOANS & NET CONTINGENTS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	2,842,909	29.31%	1
GUAYAQUIL	1,099,258	11.33%	2
PRODUBANCO	908,760	9.37%	3
INTERNACIONAL	863,744	8.90%	4
PACIFICO	813,236	8.38%	5
BOLIVARIANO	740,991	7.64%	6
AUSTRO	399,244	4.12%	7
M.M. JARAMILLO ARTEAGA	303,933	3.13%	8
SOLIDARIO	228,961	2.36%	9
MACHALA	211,837	2.18%	10
TOP 10	**8,412,876**	**86.72%**	
FINANCIAL SYSTEM	**9,701,030**	**100.00%**	

LOAN PORTFOLIO

The exhibit shows the loans' evolution since June 2007

EVOLUTION

(thousands of dollars)


1,200,000
1,050,000
900,000
750,000
600,000
450,000
300,000
150,000
0
924,003
984,186
1,099,258
6.51%
11.69%
JUN.07
DEC.07
JUN.08

PAST DUE LOANS

These are loans which at the moment of the due date the client have not paid or renewed.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which do not generate income for the bank.

Banco de Guayaquil Past Due Loans ratios was 0,79%. This ratio at June 30th, 2007 was 1,11%, which represents 32 basis points variation. In the Consumption sector the Bank ranks first with a Past Due Loan indicator of 0,87%, meanwhile in the Commercial sector the Bank has the fourth best ratio (0,72%). The provisions coverage ratio is 274,59%.

The ratio established in the third column measures the net Past Due Loans (Past Due Loans – Provisions), related to the total loan portfolio.

PAST DUE LOANS

CREDIT RISK

As June 30th, 2008

BANKS	PAST DUE LOAN RATIO		COVERAGE RATIO		NET PAST DUE LOAN	
GUAYAQUIL	0.79%	1	274.59%	4	-1.24%	4
PRODUBANCO	0.87%	2	247.64%	5	-0.95%	5
BOLIVARIANO	1.04%	3	281.22%	3	-1.67%	3
INTERNACIONAL	1.81%	4	127.33%	6	-0.22%	6
M.M. JARAMILLO ARTEAGA	2.02%	5	107.90%	7	-0.12%	7
PICHINCHA	2.29%	6	290.74%	2	-4.20%	2
MACHALA	3.07%	7	106.52%	8	-0.11%	8
PACIFICO	3.23%	8	346.06%	1	-7.81%	1
AUSTRO	6.05%	9	70.23%	10	1.87%	10
SOLIDARIO	6.30%	10	84.65%	9	0.98%	9
TOP 10	**2.17%**		**223.43%**		**-2.58%**	
FINANCIAL SYSTEM	**2.41%**		**200.61%**		**-2.24%**	

PROVISIONS FOR NON RECOVERED LOANS

Provisions for Non recovered loans are resources set aside from the utility of the bank to cover potential losses that might occur during the recuperation of past due loans. The amount for provisions on June 2008 was US$23.898M. During 2008 US$5.580M was the amount set aside for allowances.

Next table shows the first semester Loan Portfolio rating's summary as June 30th 2008, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendence of Banks.

LOANS AND CONTINGENTS RATING

As June 30th, 2008

	SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	1,085,334	97.87%	11,254	16,834	5,580
B	POTENTIAL RISK	11,558	1.04%	612	612	0
C	DEFICIENT	7,981	0.72%	3,231	3,231	0
D	DOUBTFULL COLLECTION	1,829	0.16%	914	914	0
E	LOSSES	2,306	0.21%	2,306	2,306	0
	TOTAL	1,109,008	100.00%	18,318	23,898	5,580

CORE DEPOSITS

As of June 30 2008, the Core Deposits of Banco de Guayaquil reached US$ US$1.552.053M. Next table presents Top 10 banks' Core Deposits in the same period.

CORE DEPOSITS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	3,250,438	26.45%	1
GUAYAQUIL	1,552,053	12.63%	2
PACIFICO	1,436,465	11.69%	3
PRODUBANCO	1,275,642	10.38%	4
INTERNACIONAL	1,024,803	8.34%	5
BOLIVARIANO	1,014,046	8.25%	6
AUSTRO	507,678	4.13%	7
M.M. JARAMILLO ARTEAGA	359,809	2.93%	8
MACHALA	296,804	2.42%	9
SOLIDARIO	169,696	1.38%	10
TOP 10	**10,887,434**	**88.59%**	
FINANCIAL SYSTEM	**12,289,451**	**100.00%**	

As of June 30^{tH} 2008, Core Deposits (US$1.552.0530M) was US$311.156M higher than the balance in the same period on 2007 (US$1.240.897M), which represents a 25,08% growth rate. It is important to highlight that 64.7% corresponds to short term Deposits

CORE DEPOSITS

The next exhibit shows the Core Deposits evolution since June 2007:

EVOLUTION

(thousands of dollars)


1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
1,240,897
1,382,143
1,552,053
11.38%
12.29%
JUN.07
DEC.07
JUN.08

CAPITAL ADEQUACY RATIO

CAPITAL RATIO

As 31st May, 2008

BANCOS	INDICE	RANKING
PACIFICO	18.50%	1
PRODUBANCO	14.11%	2
BOLIVARIANO	13.94%	3
GUAYAQUIL	13.21%	4
AUSTRO	12.21%	5
INTERNACIONAL	12.01%	6
MACHALA	12.01%	7
RUMIÑAHUI	11.95%	8
SOLIDARIO	11.89%	9
PICHINCHA	9.65%	10
10 PRIMEROS BANCOS	16.31%	
TOTAL SISTEMA	12.85%	

*Information until May 2008

CAPITAL ADEQUACY RATIO

TOTAL CAPITAL AND RISK WEIGHTED ASSETS

As June 30th, 2008
(thousands of dollars)

DESCRIPTION	BANCO US$
CORE CAPITAL (TIER I)	
Paid-in capital	105,000
Legal reserve	10,778
RETAINED EARNINGS	-
Contributions	7,874
(A) TOTAL CORE CAPITAL	**123,653**
SUPPLEMENTARY CAPITAL	
Convertible Securities	35,102
Reserve for equity restatement	1,227
Valuation surplus	6,262
Profits or accumulate surplus	70
Profits	27,380
General Allowances for loan losses	- 5,399
Dividends paid in advance	5,000
SUPPLEMENTARY CAPITAL (TIER II)	**70,440**
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	**194,093**
MINUS	
Offshore office and Branches's equity	
Entities´ proportional equity that regards regulations do not require Capital	
(D) DEDUCTIONS FROM CAPITAL	21,389
(E = C - D) TOTAL QUALIFYING CAPITAL	**172,704**
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	1,452
Risk weighted assets by 0.20	42,811
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	27,804
Risk weighted assets by 0.50	42,654
Risk weighted assets by 1.00	1,193,150
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	**1,307,872**
POSITION, REQUIREMENT AND RELATION OF TECHNICAL EQUITY	
(G = F X 9%) REQUIRED CAPITAL	**117,708**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**54,995**
TOTAL ASSETS & CONTINGENTS (4%)	**88,244**
RISK WEIGHTED ASSET RATIO	**13.20%**

PROFITABILITY (ROE)

- This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees` participation divided by the average equity.

- Banco de Guayaquil's ROE as of June 30th 2008, achieved a ratio of 41,56%; which compared to June 2007 shows an improvement of 8,19 basis points.

PROFITABILITY (ROE)

RETURN ON EQUITY (ROE)

As June 30th, 2008

BANKS	RATIO	RANKING
GUAYAQUIL	41.56%	1
AUSTRO	33.92%	2
PACIFICO	28.90%	3
INTERNACIONAL	25.00%	4
BOLIVARIANO	22.15%	5
PRODUBANCO	22.14%	6
MACHALA	21.25%	7
PICHINCHA	20.58%	8
M.M. JARAMILLO ARTEAGA	20.16%	9
SOLIDARIO	3.17%	10
TOP 10	**25.05%**	
FINANCIAL SYSTEM	**23.57%**	

OPERATIONAL EXPENDITURES/ DEPOSITS

- The ratio of total operational and personnel expenditures divided by the Core Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, loans due to banks and other financial institutions and outstanding obligations; estimate the operational cost that a bank may pay to raise funds.

- At June 2008, Banco de Guayaquil´s ratio was 5,62%, while the financial system average ratio was 6,56% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

OPERATIONAL EXPENDITURES/ DEPOSITS

OPERATIONAL EXPENDITURES / DEPOSITS

As June 30th, 2008

BANKS	RATIO	RANKING
PACIFICO	3.93%	1
M.M. JARAMILLO ARTEAGA	4.69%	2
INTERNACIONAL	5.07%	3
GUAYAQUIL	5.62%	4
BOLIVARIANO	5.67%	5
PRODUBANCO	5.84%	6
AUSTRO	7.26%	7
PICHINCHA	7.48%	8
MACHALA	7.53%	9
SOLIDARIO	10.99%	10
TOP 10	**6.15%**	
FINANCIAL SYSTEM	**6.56%**	

SETS + CONTINGENTS

ES / ASSETS +

RANKING
1
2
3
4
5
6
7
8
9
10

) was 5,22% and for Banco de
nnology level and the personnel

BANCO DE GUAYAQUIL
M U L T I B A N C O



First Semester 2008 Results Performance Evaluation

As of June 30th, 2008

INDEX

- **Socio Economic Environment**
  - Macroeconomic Indicators
  - Banco de Guayaquil
- **Performance Evaluation**
  - Assets + Contingents
  - Liquidity
  - Investments
  - Loan Portfolio
  - Past Due Loans
  - Provisions for Non Recovered Loans
  - Core Deposits
  - Capital Adequacy Ratio
  - Profitability (ROE)
  - Operational Expenditures/ Deposits
  - Operational Expenditures/ Assets
- **Comparative Balance Sheet**
- **Profits & Losses statement**
- **Banco de Guayaquil Stock**

PERFORMANCE RESULTS

- At 1st semester Banco de Guayaquil increased its gross profits by 40,71% compared to the first semester of the previous year
- Its liquidity levels increased to 40,21% over total short term deposits
- Its capital ratio (13,20%) is 4,2% basis points higher than the one required by law (9%)

->These results have allowed us to maintain the risk AAA- rating. Banco de Guayaquil stock traded at $4.00 and is the most traded stock at Guayaquil Stock Exchange.

SOCIO ECONOMIC ENVIRONMENT

MACROECONOMIC INDICATORS

- According to the Central Bank of Ecuador forecasts for the year 2008 indicate that the Gross Domestic Product will reach a rate of 4.25%

- For the year 2008, it is expected an average annual inflation between 3.43% and 3.93%.

  In May* 2008 the monthly inflation was 1.05%.

  Annual inflation stood at 9.29% and 6.28% in the accumulated.

- In June 2008, the financial sector credit portfolio presents an annual variation of 13.46% (USD 1.305 MM) compared to June 2007.

  The deposits for the public registered an annual variation (USD 2.718 MM) compared to June 2007.

- The profits before provisions (EBITDA) until June 2008 show that large banks are becoming much more profitable than medium and small banks. The big banks now keep 89.79% of total revenue system compared with 87.57% in the same period last year.

- The dollar depreciation, although that is helping exports expansion, since the products are becoming increasingly attractive.

*Information until May 2008

MACROECONOMIC INDICATORS

As of June 30th, 2008	
Inflation (12 months)	9.69%
Non Restricted International Monetary Reserve (Millions)	US$ 6.103
Active Interest Rate	9.59%
Pasive Interest Rate	5.45%
BCE Basic Rate	1.10%
Unemployment Rate*	7.06%
EMBI	596 pbs.

BANCO DE GUAYAQUIL

Banco de Guayaquil results showed the directors' commitment and dedication, complemented with the rest of the functionaries' efforts, in persecuting and completing the assigned goals. These results position the Bank as Ecuador's second largest bank measured by the amount of assets, and at the same time consolidates its status as one of the most solid institutions of the financial system.

- The accumulated profit as of June30th 2008 is US$ 27.4M, which compared to the US$ 19.5M obtained during the same period in the year 2008, represents a 40,71% growth.
- The profitability ratios have also showed positive results, obtaining at the end of the second trimester of 2008 a ROE of 41,56% meanwhile the ROE for the same period in 2007 was 33,37%. The ROA also showed a positive behavior increasing from 2,27% in June 2007 to 2,75% in June 2008.
- At the end of the second trimester of 2008 the Bank's Assets plus net Contingents reached US$ 2.206,1 M which represents a 13,30% market share, of the total assets. From these, the most important is the loan portfolio which includes loans plus net contingents, that reached US$ 1.099,3M, and registered a 18,97% growth rate compared to 2007.

PERFORMANCE EVALUATION

ASSETS + CONTINGENTS

Assets + Contingents of the top 10 banks and the Financial System.

ASSETS + CONTINGENTS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	4,271,307	25.76%	1
GUAYAQUIL	2,206,095	13.30%	2
PACIFICO	1,870,020	11.28%	3
PRODUBANCO	1,769,319	10.67%	4
BOLIVARIANO	1,324,696	8.16%	5
INTERNACIONAL	1,322,123	8.14%	6
AUSTRO	591,468	3.60%	7
M.M. JARAMILLO ARTEAGA	423,036	2.59%	8
MACHALA	345,489	2.15%	9
SOLIDARIO	327,841	1.94%	10
TOP 10	**14,523,745**	**87.58%**	
FINANCIAL SYSTEM	**16,582,584**	**100.00%**	

Banco de Guayaquil's Total Assets plus net Contingents as of June 30st 2008 increased to US$2.206.095M, which compared to the figure at June 30st 2007 (US$1.866.653M) represents an 18,18% growth rate.

ASSETS + CONTINGENTS

Total Assets + Contingents evolution since June 2007:

EVOLUTION

(thousands of dollars)


2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
1,866,653
2,104,302
2,206,095
JUN.07
DEC.07
JUN.08

LIQUIDITY

The financial system's liquidity index increased to 36,92%.

LIQUIDITY RATIO

As June 30th, 2008

BANKS	RATIO	RANKING
BOLIVARIANO	48.15%	1
PRODUBANCO	44.46%	2
GUAYAQUIL	40.21%	3
SOLIDARIO	38.74%	4
PACIFICO	36.56%	5
PICHINCHA	35.16%	6
INTERNACIONAL	34.47%	7
MACHALA	32.79%	8
M.M. JARAMILLO ARTEAGA	28.64%	9
AUSTRO	26.76%	10
TOP 10	**37.63%**	
FINANCIAL SYSTEM	**36.92%**	

The liquidity is represented by the total funds available (US$563.866M) divided by the total short term deposits (US$1,402M). At June 2008, Banco de Guayaquil reached a 40,21% liquidity ratio, the third best index of the financial system.

LIQUIDITY

AVAILABLE FUNDS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	1,026,212	26.07%	1
GUAYAQUIL	563,866	14.33%	2
PRODUBANCO	480,560	12.21%	3
PACIFICO	461,344	11.72%	4
BOLIVARIANO	417,395	10.61%	6
INTERNACIONAL	309,536	7.86%	5
AUSTRO	122,987	3.12%	7
MACHALA	85,517	2.17%	8
M.M. JARAMILLO ARTEAGA	82,415	2.09%	9
SOLIDARIO	38,537	0.98%	10
TOP 10	**3,588,369**	**91.17%**	
FINANCIAL SYSTEM	**3,935,722**	**100.00%**	

Structural Liquidity Ratio:

The "structural liquidity" ratio is based on the composition of customer liabilities and their historic volatility.

The structural liquidity ratio for Banco de Guayaquil at June 2008 is 14.33%

INVESTMENTS

The Investment portfolio includes fixed and high liquidity financial assets, which are negotiated in local and international markets.

The next table presents the portfolio structure by origin (local or international)

INVESTMENTS PORTFOLIO

ORIGIN	As June 30th, 2008 THOUSANDS OF DOLLARS	% SHARE
INTERNACIONAL	338,624	88.82%
LOCAL	42,606	11.18%
TOTAL	**381,230**	**100.00%**

At the end of June 2008, Banco de Guayaquil has 88,82% of its portfolio on international financial assets

INVESTMENTS

The table presents the portfolio structure by risk rating recommended by international firms such as Moody's and Standard & Poor's.

INVESTMENTS RISK RATING

As June 30th, 2008

RATING	INTERNACIONAL	LOCAL	TOTAL	% SHARE
AAA	213,740	7,462	221,202	58.02%
AA	124,884	13,686	138,570	36.35%
A	-	2,583	2,583	0.68%
OTHERS	-	18,876	18,876	4.95%
TOTAL	**338,624**	**42,606**	**381,230**	**100.00%**

At the end of June 2008, Banco de Guayaquil has 94,37% of the total portfolio represents financial assets graded AAA and AA on international market.

INVESTMENTS

INVESTMENTS

As June 30th, 2008

BANKS	USD (thousands)	RATIO	RANKING
PACIFICO	425,189	20.90%	1
GUAYAQUIL	336,980	16.56%	2
PRODUBANCO	309,191	15.20%	3
PICHINCHA	237,765	11.69%	4
BOLIVARIANO	157,025	7.72%	5
INTERNACIONAL	116,968	5.75%	6
AUSTRO	51,574	2.53%	7
MACHALA	40,132	1.97%	8
M.M. JARAMILLO ARTEAGA	31,584	1.55%	9
SOLIDARIO	6,153	0.30%	10
TOP 10	**1,712,561**	**84.16%**	
FINANCIAL SYSTEM	**2,034,770**	**100.00%**	

EVOLUTION

(thousands of dollars)


450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
358,568
407,164
336,980
13.55%
-17.24%
JUN.07
DEC.07
JUN.08

The table presents Net Investments of country's Top 10 banks

The table presents the investment portfolio's evolution since June 2007

LOAN PORTFOLIO

Banco de Guayaquil total loans volume which includes the gross loan portfolio plus the net contingents increased to US$1.099.258M on June 2008. At June 2007, Banco de Guayaquil recorded US$924.003M, which represents a 18,97% growth rate.

The next table presents the top 10 banks' loans volume and their market share:

LOANS & NET CONTINGENTS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	2,842,909	29.31%	1
GUAYAQUIL	1,099,258	11.33%	2
PRODUBANCO	908,760	9.37%	3
INTERNACIONAL	863,744	8.90%	4
PACIFICO	813,236	8.38%	5
BOLIVARIANO	740,991	7.64%	6
AUSTRO	399,244	4.12%	7
M.M. JARAMILLO ARTEAGA	303,933	3.13%	8
SOLIDARIO	228,961	2.36%	9
MACHALA	211,837	2.18%	10
TOP 10	**8,412,876**	**86.72%**	
FINANCIAL SYSTEM	**9,701,030**	**100.00%**	

LOAN PORTFOLIO

The exhibit shows the loans' evolution since June 2007

EVOLUTION


(thousands of dollars)
1,200,000
1,050,000
900,000
750,000
600,000
450,000
300,000
150,000
0
924,003
984,186
1,099,258
6.51%
11.69%
JUN.07
DEC.07
JUN.08

PAST DUE LOANS

These are loans which at the moment of the due date the client have not paid or renewed.

The total past due loan portfolio includes: the past due loan portfolio plus non accrual loans which do not generate income for the bank.

Banco de Guayaquil Past Due Loans ratios was 0,79%. This ratio at June 30th, 2007 was 1,11%, which represents 32 basis points variation. In the Consumption sector the Bank ranks first with a Past Due Loan indicator of 0,87%, meanwhile in the Commercial sector the Bank has the fourth best ratio (0,72%). The provisions coverage ratio is 274,59%.

The ratio established in the third column measures the net Past Due Loans (Past Due Loans – Provisions), related to the total loan portfolio.

PAST DUE LOANS

CREDIT RISK

As June 30th, 2008

BANKS	PAST DUE LOAN RATIO		COVERAGE RATIO		NET PAST DUE LOAN	
GUAYAQUIL	**0.79%**	**1**	**274.59%**	**4**	**-1.24%**	**4**
PRODUBANCO	0.87%	2	247.64%	5	-0.95%	5
BOLIVARIANO	1.04%	3	281.22%	3	-1.67%	3
INTERNACIONAL	1.81%	4	127.33%	6	-0.22%	6
M.M. JARAMILLO ARTEAGA	2.02%	5	107.90%	7	-0.12%	7
PICHINCHA	2.29%	6	290.74%	2	-4.20%	2
MACHALA	3.07%	7	106.52%	8	-0.11%	8
PACIFICO	3.23%	8	346.06%	1	-7.81%	1
AUSTRO	6.05%	9	70.23%	10	1.87%	10
SOLIDARIO	6.30%	10	84.65%	9	0.98%	9
TOP 10	**2.17%**		**223.43%**		**-2.58%**	
FINANCIAL SYSTEM	**2.41%**		**200.61%**		**-2.24%**	

PROVISIONS FOR NON RECOVERED LOANS

Provisions for Non recovered loans are resources set aside from the utility of the bank to cover potential losses that might occur during the recuperation of past due loans. The amount for provisions on June 2008 was US$23.898M. During 2008 US$5.580M was the amount set aside for allowances.

Next table shows the first semester Loan Portfolio rating's summary as June 30th 2008, the Required Provisions and the Provisions constituted by Banco de Guayaquil according to the new Regulations established by the Superintendence of Banks.

LOANS AND CONTINGENTS RATING

As June 30th, 2008

	SUMMARY	BALANCE	% SHARE	REQUIRED PROVISION	CONSTITUTED PROVISION	SURPLUS PROVISION
A	NORMAL RISK	1,085,334	97.87%	11,254	16,834	5,580
B	POTENTIAL RISK	11,558	1.04%	612	612	0
C	DEFICIENT	7,981	0.72%	3,231	3,231	0
D	DOUBTFULL COLLECTION	1,829	0.16%	914	914	0
E	LOSSES	2,306	0.21%	2,306	2,306	0
	TOTAL	**1,109,008**	**100.00%**	**18,318**	**23,898**	**5,580**

CORE DEPOSITS

As of June 30 2008, the Core Deposits of Banco de Guayaquil reached US$ US$1.552.053M. Next table presents Top 10 banks' Core Deposits in the same period.

CORE DEPOSITS

As June 30th, 2008

BANKS	USD (thousands)	% (share)	RANKING
PICHINCHA	3,250,438	26.45%	1
GUAYAQUIL	1,552,053	12.63%	2
PACIFICO	1,436,465	11.69%	3
PRODUBANCO	1,275,642	10.38%	4
INTERNACIONAL	1,024,803	8.34%	5
BOLIVARIANO	1,014,046	8.25%	6
AUSTRO	507,678	4.13%	7
M.M. JARAMILLO ARTEAGA	359,809	2.93%	8
MACHALA	296,804	2.42%	9
SOLIDARIO	169,696	1.38%	10
TOP 10	**10,887,434**	**88.59%**	
FINANCIAL SYSTEM	**12,289,451**	**100.00%**	

As of June 30[tH] 2008, Core Deposits (US$1.552.0530M) was US$311.156M higher than the balance in the same period on 2007 (US$1.240.897M), which represents a 25,08% growth rate. It is important to highlight that 64.7% corresponds to short term Deposits

CORE DEPOSITS

The next exhibit shows the Core Deposits evolution since June 2007:


EVOLUTION
(thousands of dollars)
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
0
1,240,897
1,382,143
1,552,053
11.38%
12.29%
JUN.07
DEC.07
JUN.08

CAPITAL ADEQUACY RATIO

CAPITAL RATIO

As 31st May, 2008

BANCOS	INDICE	RANKING
PACIFICO	18.50%	1
PRODUBANCO	14.11%	2
BOLIVARIANO	13.94%	3
GUAYAQUIL	13.21%	4
AUSTRO	12.21%	5
INTERNACIONAL	12.01%	6
MACHALA	12.01%	7
RUMIÑAHUI	11.95%	8
SOLIDARIO	11.89%	9
PICHINCHA	9.65%	10
10 PRIMEROS BANCOS	16.31%	
TOTAL SISTEMA	12.85%	

*Information until May 2008

CAPITAL ADEQUACY RATIO

TOTAL CAPITAL AND RISK WEIGHTED ASSETS

As June 30th, 2008
(thousands of dollars)

DESCRIPTION	BANCO US$
CORE CAPITAL (TIER I)	
Paid-in capital	105,000
Legal reserve	10,778
RETAINED EARNINGS	-
Contributions	7,874
(A) TOTAL CORE CAPITAL	**123,653**
SUPPLEMENTARY CAPITAL	
Convertible Securities	35,102
Reserve for equity restatement	1,227
Valuation surplus	6,262
Profits or accumulate surplus	70
Profits	27,380
General Allowances for loan losses	5,399
Dividends paid in advance	5,000
SUPPLEMENTARY CAPITAL (TIER II)	**70,440**
(B) LIMITED SUPPLEMENTARY CAPITAL	
(C = A + B) TOTAL CAPITAL	**194,093**
MINUS	
Offshore office and Branches`s equity	
Entities´ proportional equity that regards regulations do not require Capital	
(D) DEDUCTIONS FROM CAPITAL	21,389
(E = C - D) TOTAL QUALIFYING CAPITAL	**172,704**
RISK WEIGHTED ASSETS & CONTINGENTS	
Risk weighted assets by 0.10	1,452
Risk weighted assets by 0.20	42,811
Risk weighted assets by 0.25	-
Risk weighted assets by 0.40	27,804
Risk weighted assets by 0.50	42,654
Risk weighted assets by 1.00	1,193,150
(F) TOTAL RISK WEIGTHED ASSETS & CONTINGENTS	**1,307,872**
POSITION, REQUIREMENT AND RELATION OF TECHNICAL EQUITY	
(G = F X 9%) REQUIRED CAPITAL	**117,708**
(H = E - G) SURPLUS OR DEFICIT OF REQUIRED CAPITAL	**54,995**
TOTAL ASSETS & CONTINGENTS (4%)	**88,244**
RISK WEIGHTED ASSET RATIO	**13.20%**

PROFITABILITY (ROE)

- This ratio (Return on Equity) was calculated as the coefficient of the gross profits, before taxes and employees` participation divided by the average equity.

- Banco de Guayaquil's ROE as of June 30th 2008, achieved a ratio of 41,56%; which compared to June 2007 shows an improvement of 8,19 basis points.

PROFITABILITY (ROE)

RETURN ON EQUITY (ROE)

As June 30th, 2008

BANKS	RATIO	RANKING
GUAYAQUIL	41.56%	1
AUSTRO	33.92%	2
PACIFICO	28.90%	3
INTERNACIONAL	25.00%	4
BOLIVARIANO	22.15%	5
PRODUBANCO	22.14%	6
MACHALA	21.25%	7
PICHINCHA	20.58%	8
M.M. JARAMILLO ARTEAGA	20.16%	9
SOLIDARIO	3.17%	10
TOP 10	**25.05%**	
FINANCIAL SYSTEM	**23.57%**	

OPERATIONAL EXPENDITURES/ DEPOSITS

- The ratio of total operational and personnel expenditures divided by the Core Deposits: Sight Deposits, Inter-bank funds borrowed, card holders' funds, repos, time deposits, loans due to banks and other financial institutions and outstanding obligations; estimate the operational cost that a bank may pay to raise funds.

- At June 2008, Banco de Guayaquil´s ratio was 5,62%, while the financial system average ratio was 6,56% in the same period; this represents the high efficiency level reached by Banco de Guayaquil.

OPERATIONAL EXPENDITURES/ DEPOSITS

OPERATIONAL EXPENDITURES / DEPOSITS

As June 30th, 2008

BANKS	RATIO	RANKING
PACIFICO	3.93%	1
M.M. JARAMILLO ARTEAGA	4.69%	2
INTERNACIONAL	5.07%	3
GUAYAQUIL	5.62%	4
BOLIVARIANO	5.67%	5
PRODUBANCO	5.84%	6
AUSTRO	7.26%	7
PICHINCHA	7.48%	8
MACHALA	7.53%	9
SOLIDARIO	10.99%	10
TOP 10	**6.15%**	
FINANCIAL SYSTEM	**6.56%**	

OPERATIONAL EXPENDITURES/ ASSETS + CONTINGENTS

OPERATIONAL EXPENDITURES / ASSETS + CONTINGENTS

As June 30th, 2008

BANKS	RATIO	RANKING
PACIFICO	3.04%	1
INTERNACIONAL	3.90%	2
M.M. JARAMILLO ARTEAGA	4.15%	3
BOLIVARIANO	4.37%	4
PRODUBANCO	4.38%	5
GUAYAQUIL	4.80%	6
PICHINCHA	5.90%	7
AUSTRO	6.20%	8
MACHALA	6.40%	9
SOLIDARIO	9.43%	10
TOP 10	**4.90%**	
FINANCIAL SYSTEM	**5.22%**	

- At June 2008, the Financial System average ratio was 5,22% and for Banco de Guayaquil was 4,80% in the same period. The technology level and the personnel capacity may affect this indicator.

COMPARATIVE BALANCE SHEET

BANCO DE GUAYAQUIL

Thousand of dollars

ASSETS

DESCRIPTION	2006	2007	JUN 2008	VARIATION 2006-2007	%	2007-2008	%
Available Funds	467,365	503,758	563,866	36,394	7.79%	60,108	11.93%
Inter-bank Lending	0	0	0	0	0.00%	0	0.00%
Investments	356,849	407,164	336,980	50,315	14.10%	-70,184	-17.24%
Loan Portfolio	708,750	799,083	941,467	90,333	12.75%	142,384	17.82%
Debtors for Acceptations	14,420	24,017	20,532	9,597	66.55%	-3,486	-14.51%
Accounts Receivable	53,489	71,523	65,300	18,034	33.72%	-6,223	-8.70%
Foreclosed Property	10,805	7,436	6,860	-3,369	-31.18%	-575	-7.73%
Property and Equipment	76,386	80,312	84,248	3,926	5.14%	3,936	4.90%
Other Assets	54,740	65,731	71,887	10,991	20.08%	6,156	9.37%
TOTAL ASSETS	**1,742,804**	**1,959,024**	**2,091,141**	**216,220**	**12.41%**	**132,116**	**6.74%**

BANCO DE GUAYAQUIL

Thousand of dollars

LIABILITIES

DESCRIPTION	2006	2007	JUN 2008	VARIATION 2006-2007	%	2007-2008	%
LIABILITIES	**1,616,012**	**1,816,242**	**1,932,770**	**200,230**	**12.39%**	**116,528**	**6.42%**
Customer Liabilities	1,220,651	1,382,143	1,552,053	161,493	13.23%	169,909	12.29%
Interbank Operations	0	0	0	0	0.00%	0	0.00%
Inmediate Obligations	3,337	5,421	2,111	2,085	62.47%	-3,311	-61.07%
Outstanding Acceptances	14,420	24,017	20,532	9,597	66.55%	-3,486	-14.51%
Accounts Payable	31,676	46,016	36,745	14,340	45.27%	-9,272	-20.15%
Financial Obligation	317,392	329,639	271,165	12,247	3.86%	-58,474	-17.74%
Outstanding Securities	4	4	4	0	0.00%	0	0.00%
Convertible Securities & Equity Contribu	23,361	28,050	47,874	4,689	20.07%	19,824	70.68%
Other Liabilities	5,171	950	2,287	-4,221	-81.62%	1,336	140.62%
EQUITY	**126,792**	**142,783**	**158,371**	**15,990**	**12.61%**	**15,588**	**10.92%**
Equity	79,379	90,000	105,000	10,621	13.38%	15,000	16.67%
Premium or Discount in share issued	0	0	0	0	0.00%	0	0.00%
Reserves	7,542	9,421	12,005	1,880	24.92%	2,584	27.43%
Paid in Capital	0	0	0	0	0.00%	0	0.00%
Capital Surplus	15,399	13,986	13,915	-1,413	-9.18%	-70	-0.50%
Results	24,473	29,376	27,450	4,903	20.03%	-1,925	-6.55%
TOTAL LIABILITIES AND EQUITY	**1,742,804**	**1,959,024**	**2,091,141**	**216,220**	**12.41%**	**132,116**	**6.74%**

PROFITS & LOSSES STATEMENT

BANCO DE GUAYAQUIL

Thousand of dollars

PROFITS AND LOSSES STATEMENTS

INCOME	2007 Jun	2008 Jun	VARIATION 2008-2007	%
INTEREST EARNED	**53,203**	**70,216**	**17,013**	**31.98%**
(+) LOANS	44,332	58,557	14,226	32.09%
(+) INVESTMENT	8,871	11,658	2,787	31.41%
COMMISSION EARNED	**4,494**	**3,994**	**-500**	**-11.13%**
SUBSIDIARY COMPANIES	**2,111**	**2,697**	**585**	**27.72%**
TRANSACTIONAL INCOME	**36,818**	**44,040**	**7,222**	**19.61%**
(+) BANKING SERVICES	16,704	19,059	2,355	14.10%
(+) CREDIT CARDS	20,115	24,981	4,867	24.20%
OTHER INCOME	**462**	**334**	**-128**	**-27.64%**
TOTAL INCOME	**97,088**	**121,280**	**24,192**	**24.92%**

BANCO DE GUAYAQUIL

Thousand of dollars

EXPENSES	2007 Jun	2008 Jun	VARIATION 2008-2007	%
INTEREST EXPENSES	**23,062**	**26,710**	**3,649**	**15.82%**
COMMISSION PAID & ACCR	**1,217**	**2,352**	**1,135**	**93.30%**
OPERATING EXPENSES	**26,244**	**30,109**	**3,865**	**14.73%**
CONTRIBUTIONS	**4,641**	**5,359**	**718**	**15.47%**
TRANSACTIONAL EXPENSE	**12,160**	**13,488**	**1,328**	**10.92%**
(-) BANKING SERVICES	3,390	3,196	-194	-5.71%
(-) CREDIT CARD	8,770	10,292	1,522	17.35%
DEPRECIATIONS	**3,188**	**3,482**	**294**	**9.22%**
OTHER EXPENSES	**1,531**	**1,186**	**-345**	**-22.51%**
TOTAL EXPENSES	**72,043**	**82,688**	**10,644**	**14.77%**

BANCO DE GUAYAQUIL

Thousand of dollars

DESCRIPTION	2007 Jun	2008 Jun	VARIATION 2008-2007	VARIATION %
TOTAL INCOME	97,088	121,280	24,192	24.92%
TOTAL EXPENSES	72,043	82,688	10,644	14.77%
OPERATING PROFIT	**25,045**	**38,593**	**13,547**	**54.09%**
EXTRAORDINARY INCOME	557	1,449	893	160.41%
PROFITS BEFORE PROVISIONS	**25,602**	**40,042**	**14,440**	**56.40%**
PROV. AND AMORTIZATIONS	9,312	22,281	12,969	139.28%
PROFITS BEFORE EMPLOYEES PROFIT SHARING AND TAXES	**19,459**	**27,380**	**7,921**	**40.71%**

BANCO DE GUAYAQUIL STOCK

THE MOST TRADED STOCK


450.100,00
400.100,00
350.100,00
300.100,00
250.100,00
200.100,00
150.100,00
100.100,00
50.100,00
100,00
Market Capitalization (thousands of dolars)
288.000,00
420.000,00
$ 3,20
$ 4,00
JUN 07
JUN 08
6,00
5,00
4,00
3,00
2,00
1,00
0,00
Share Price
Market Capitalization (thousands of dollars)
Share Price

BANCO DE GUAYAQUIL

M U L T I B A N C O

¡Sólidamente a su lado!

END